Exhibit 1.01
MTS Systems Corporation
Conflict Minerals Report

Introduction
This Conflict Minerals Report (the “Report”) of MTS Systems Corporation (the “Company” or “MTS”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”) for the reporting period from January 1, 2016 to December 31, 2016.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Subject Materials,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company manufactures products for which the Subject Materials are necessary to the functionality or production of those products.
Company Overview
MTS’s testing hardware, software and services solutions help customers accelerate and improve their design, development and manufacturing processes and are used for determining the mechanical behavior of materials, products and structures. MTS’s high-performance sensors provide controls for a variety of applications measuring motion, pressure, position, force and sound.
Products Overview
This Report relates to products: (i) for which Subject Materials are necessary to the functionality or production of that product; (ii) that were manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2016. These products which are referred to in this Report collectively as the “Covered Products,” are the following: test equipment and systems for the ground vehicle, material, and structure markets in addition to high-performance sensors for a variety of industrial, monitoring and measuring, aerospace, military, cryogenic, mobile hydraulic, and liquid level applications.
Due Diligence Design and Framework
Based on the results of the good faith reasonable country of origin inquiry (“RCOI”) described in the Form SD to which this Report is filed as an exhibit, the Company has exercised due diligence on the source and chain of custody of the Subject Materials contained in its Covered Products. The Company has designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) ("OECD Framework") and related supplements for gold and for tin, tantalum and tungsten.

Establish company management systems:

•	MTS developed and adopted a “Conflict Minerals Sourcing Policy” that is published on MTS’s public website at: http://www.mts.com/cs/groups/public/documents/corporatedocuments/mts_007983.pdf

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MTS engaged with applicable suppliers that the Company believed were most likely to supply products containing the Subject Materials. The Company identified its applicable suppliers using the North American Industry Classification System (“NAICS”) codes. NAICS has applied a standardized code for a group of vendors with similar economic activity or production. This is beneficial in classifying vendors into different groups such as management consultants, janitorial services, etc. Suppliers based in China were engaged prior to the survey to determine whether the material supplied to the Company included the Subject Materials. Only suppliers that responded in the affirmative were included in the survey. Once all in-scope suppliers were aggregated then another filter was applied using spend. Suppliers that represented almost 95% of the entire related spend for Subject Materials were selected for survey and the rest of the suppliers were segmented out. For the Sensors division, historical responses to the question asking whether Subject Materials were contained in the material supplied to the Company were used. Only suppliers who have consistently responded yes to the presence of Subject Materials in the material supplied to MTS were included in the survey.

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The Company’s due diligence measures focus on working with its suppliers based upon a framework established by the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative to identify the location of smelters and refiners of Subject Materials who provide those Subject Materials to our suppliers. The Company conducted supply chain surveys based on the EICC/GeSI conflict minerals questionnaire with all applicable suppliers identified during our applicability assessment explained above.

Identify and assess risks in the supply chain:

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Suppliers surveyed were asked to identify smelters and refiners that process Subject Materials contained in our products, including country of origin of any Subject Materials, based on the EICC/GeSI conflict minerals questionnaire.

•	Our third party vendor logged every survey into their technology platform and reviewed every survey.

•	Non-responsive suppliers and survey responses that were incomplete or inconsistent were identified for additional follow-up.

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Reasons for follow-up with suppliers included, but were not limited to, that the supplier did not provide a complete or accurate smelter list or did not receive complete conflicts mineral sourcing information from all of their relevant suppliers. Suppliers who did not provide the country of origin information in their survey responses were also sent a follow-up communication requesting that they provide additional sourcing information.

•	Smelters identified by our suppliers were compared against the lists maintained by the Conflict Free Sourcing Initiative (“CFSI”) and the smelter list prepared by our third party vendor.

Design and implement a strategy to respond to identified risks:

•	Suppliers that did not respond to Company’s initial survey request were engaged and sent reminders requesting that they provide the information requested.

•	The Company conducted research in the public domain in order to identify sourcing information for smelters that are not on the CFSI compliant smelter list, when possible.

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The Company notified suppliers via email and telephone whose sourcing practices do not conform to the Company’s policy relating to conflict minerals (the “Company Policy”) available at http://www.mts.com/end/about/Ethics/index.htm, which could result in removal of those suppliers from the supply chain if these remediation efforts are not successful.

•	Business Unit representatives also notified suppliers via email and telephone to ensure that applicable suppliers updated their responses with accurate and complete information.

Carry out independent third-party audit of smelter/refiner due diligence practices:

MTS is a downstream consumer of Subject Materials and is many steps removed from smelters and refiners who source raw minerals and ores. MTS does not purchase raw minerals or ores, and does not, to the best of its knowledge, directly purchase Subject Materials from any of the Covered Countries.

Report annually on supply chain due diligence:

This Report and the associated Form SD are available online at the following internet address: http://www.mts.com/en/about/Ethics/index.htm

Due diligence measures undertaken

In accordance with the OECD Framework, MTS took the following measures for this reporting year to exercise due diligence on the source and chain of custody of conflict minerals:

•	Our third party provider on behalf of MTS engaged all applicable suppliers and reviewed every response to determine completeness, accuracy, and consistency.

•	Suppliers that did not send a complete or accurate response were re-engaged to update responses.

•	We utilized the CFSI smelter database and other proprietary resources to determine the sourcing locations for the smelters or refiners (“SORs”) identified in MTS’s supply chain.

•	Suppliers were notified by e-mail of the status of their responses to the surveys and if their response is rejected, or if incomplete or inconsistent, suppliers were asked to correct and resubmit.

•	Aggregated all smelter data and developed a list of all SORs information received from MTS supply chain.

•	Re-engaged suppliers to change sourcing who were sourcing from SORs that are known to source from Covered Countries and were not certified by CFSI audit to be conflict free.
Results
Based on the RCOI and after exercising the Company’s due diligence described above, MTS knows or has reason to believe that a portion of its necessary Subject Materials originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary Subject Materials may not be solely from recycled or scrap sources, both because we identified that some Subject Materials may have originated in a Covered Country and we have insufficient country of origin information from suppliers or other sources regarding all of the smelters that processed the Subject Minerals.
MTS received representations from 71% of its in-scope suppliers. Of all the smelter information received from our suppliers, approximately 75% have been designated as conflict free under the CFSI, and approximately 5% of all the remaining smelters are actively pursuing such designation at this time.  The remaining on the list of declared smelters that were identified as potentially the source of 3TG, are not currently CFSI compliant or actively pursuing such designation.  The source of conflict minerals from these smelters is undetermined at this time.  The Company has taken and will continue to take actions to mitigate risk regarding conflict minerals used in our products.

Independent audit
An independent private sector audit of this Report is not required.

Continuous Improvement efforts to mitigate risk

The Company has taken and intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate risk that the necessary conflict minerals used in our products may finance or benefit armed groups in the Covered Countries:

•	Continue to use contract terms and conditions for new contracts requiring suppliers to respond to inquiries regarding conflict minerals in a timely manner.

•	Continue to work with suppliers to identify to the extent possible the source of Subject Materials used in MTS’s products.

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Encourage suppliers to source from smelters that have received the conflict free designation or that are otherwise subject to adequate due diligence to ensure such minerals are not being used to fund conflict.

Certain statements in this Conflict Minerals Report may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include expectations concerning the Company's future actions to engage suppliers, to identify to the extent possible the source of Subject Minerals in its products and to take other actions regarding its product sourcing. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements due to both known and unknown risks and uncertainties including, but not limited to, decisions to make changes in the Company’s continual improvement efforts and delays or difficulties in engaging suppliers and identifying the source of Subject Materials contained in the Company’s products.